UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*
                                              ---


                               MFS Financial, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   55273L 10 7
------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

CUSIP NO.

1     NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only)

      Mutual Federal Savings Bank Employee Stock Ownership Plan
      IRS I.D. No. 37-1392810

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                             (b)  X

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION


      The Plan trust was formed under the laws of the State of Indiana.


NUMBER OF      5     SOLE VOTING POWER
SHARES               465,568
BENEFICIALLY
OWNED BY       6     SHARED VOTING POWER
EACH                 0
REPORTING
PERSON WITH    7     SOLE DISPOSITIVE POWER
                     465,568

               8     SHARED DISPOSITIVE POWER
                     0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      465,568

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.0%


12    TYPE OF REPORTING PERSON

      EP



                                Page 2 of 8 Pages

CUSIP NO.

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON


      First Bankers Trust Company, N.A.
      IRS I.D. No. 37-0622729

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                            (b)  X

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION


      United States


NUMBER OF      5     SOLE VOTING POWER
SHARES               465,568
BENEFICIALLY
OWNED BY       6     SHARED VOTING POWER
EACH                 0
REPORTING
PERSON WITH    7     SOLE DISPOSITIVE POWER
                     465,568

               8     SHARED DISPOSITIVE POWER
                     0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      465,568

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.0%

12    TYPE OF REPORTING PERSON*

      BK


                                Page 3 of 8 Pages

ITEM 1(a)   Name of Issuer:
            --------------

            MFS Financial, Inc. (the "Corporation")

ITEM 1(b)   Address of Issuer's Principal Executive Officers:
            -------------------------------------------------

            110 E. Charles Street
            Muncie, Indiana 47305-2400

ITEM 2(a)   Names of Persons Filing:
            ------------------------

            Mutual Federal Savings Bank Employee Stock Ownership
            Plan (the "ESOP").

            First Bankers Trust Company, N.A. (the "Trustee"), the trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)   Address of Principal Business Office:
            -------------------------------------

            The business address of the ESOP is:

            c/o MFS Financial, Inc.
            110 E. Charles Street
            Muncie, Indiana 47305-2400

            The business address of the Trustee is:

            First Bankers Trust Co., N.A.
            Broadway at 12th Street
            Quincy, Illinois 62301-3566

ITEM 2(c)   Citizenship:
            ------------

            The ESOP trust was formed under the laws of the State of Indiana. The Trustee is a national bank organized under the laws of the United States.

ITEM 2(d)   Title of Class of Securities:
            -----------------------------

            Common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e)   CUSIP Number: 55273l 10 7

ITEM 3 If this statement is filed pursuant to Section 240.13d-1(b)or 240.13d-2(b) or (c), check whether the person filing is:

      (a)   [ ]  Broker  or  dealer  registered   under section  15  of the
                 Act (15 U.S.C. 78o);
      (b)   [ ]  Bank  as  defined  in  section  3(a)(6)  of  the Act (15
                 U.S.C. 78c);
      (c)   [ ]  Insurance  company  as  defined in section  3(a)(19) of the
                 Act (15 U.S.C. 78c);
      (d)   [ ]  Investment  company   registered   under  section  8 of
                 the Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e)   [ ]  An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E);
      (f)   [X]  An  employee  benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
      (g)   [ ]  A parent  holding  company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
      (h)   [ ]  A  savings  association  as  defined  in  Section  3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i)   [ ]  A  church  plan  that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
      (j)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                                Page 4 of 8 Pages

ITEM 4    Ownership:
          ----------

          The ESOP holds an aggregate of 465,568 shares of Common Stock (8.0% of the outstanding shares). The ESOP has sole voting and dispositive power with respect to shares held by it which have not been allocated to participant accounts. The effective date of the first allocation under the ESOP is December 31, 1999. As of the time of this filing, the number of shares allocated to participant accounts as of December 31, 1999 had not been determined.

          The Trustee may be deemed to beneficially own the 465,568 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

          Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee must vote the shares held by the ESOP which have not been allocated to participant accounts in the same proportion as the participants who directed the Trustee as to the voting of the shares allocated to their accounts.

ITEM 5.   Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

          Not Applicable.

ITEM 6.   Ownership of More Than Five Percent on Behalf of
          ------------------------------------------------
          Another Person:
          ---------------

          Not Applicable.


                                Page 5 of 8 Pages

ITEM 7    Identification and Classification of the Subsidiary
          ----------------------------------------------------
          Which Acquired the Security Being Reported on by the
          ----------------------------------------------------
          Parent Holding Company:
          -----------------------

          Not Applicable.

ITEM 8    Identification and Classification of Members of the
          ----------------------------------------------------
          Group:
          ------

          Not Applicable.

ITEM 9    Notice of Dissolution of Group:
          -------------------------------

          Not Applicable.

ITEM 10   Certifications
          --------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 6 of 8 Pages

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            MUTUAL FEDERAL SAVINGS BANK
Date: February 14, 2000     EMPLOYEE STOCK OWNERSHIP PLAN
      -----------------


                             By: /s/ Carmen Walch
                                -------------------------------
                                First Bankers Trust Company,
                                N.A., as Trustee

                                Name:  Carmen Walch
                                Title: Trust Officer

Date: February 14, 2000      FIRST BANKERS TRUST COMPANY, N.A.
      -----------------


                             By: /s/ Marilyn Heinie
                                -------------------------------
                                Name:  Marilyn Heinie
                                Title: Administrative Assistant


                                Page 7 of 8 Pages

February 14, 2000



Mutual Federal Savings Bank
Employee Stock Ownership Plan
110 E. Charles Street
Muncie, Indiana 47305

Dear Sir/Madam:

    This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST COMPANY, N.A.



By: /s/ Marilyn Heinie
   ---------------------------------
   Name:  Marilyn Heinie
   Title: Administrative Assistant

MUTUAL FEDERAL SAVINGS BANK
 EMPLOYEE STOCK OWNERSHIP PLAN



By: /s/ Carmen Walch
   ---------------------------------
   First Bankers Trust Company, N.A.,
     as Trustee
   Name:  Carmen Walch
   Title: Trust Officer


                                Page 8 of 8 Pages